

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2022

Joseph Wiley
Chief Executive Officer
Amryt Pharma plc
Dept 920a 196 High Road, Wood Green
London, United Kingdom, N22 8HH

      Re: Amryt Pharma plc
          Registration Statement on Form F-3
          Filed May 11, 2022
          File No. 333-264869

Dear Dr. Wiley:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Michael Davis at 202-551-4385 or Christine Westbrook at 202-551-5019 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Life Sciences

cc: Boris Dolgonos, Esq.